Exhibit 99.1

 INVESTORpresentation  March 2021  Ofer Haviv, President & CEO

 Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For example, Evogene is using forward-looking statements in this presentation when it discusses its near-term value drivers, including statements to the effect that it will reach commercialization, regulatory approval or enter into collaboration agreements; its milestones for each of 2021 and 2022; the evaluation of the initiation of discovery and development of new life-science based products in various new fields of activity; its belief that its diverse portfolio mitigates the risk associated with each individual opportunity within its portfolio and in its product pipeline; and its estimated cash usage for its year ending December 31, 2020.  For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA and other securities laws. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom, the extent of Evogene continuing to maintain its holdings in its subsidiary companies, whether Evogene is able to comply with regulatory requirements, the degree of Evogene’s success at adapting to the continuous technological changes in its industries, and those factors and risks described in greater detail in Evogene’s Annual Report on Form 20-F and in other reports it files and furnishes with the U.S. Securities and Exchange Commission (the ”SEC”) and the Israel Securities Authority from time to time. In addition, Evogene relies, and expects to continue to rely, on third parties to conduct certain activities, such as its field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene may experience significant delays in the conduct of its activities. All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.    2

 Agenda  IntroductionFields of activityMain subsidiariesSummary  3  Annex I - Addressing the discovery and development challenges of life science-based productAnnex II - Financial Fundamentals

 Our Vision  4  DECODING BIOLOGY  Revolutionizing life-science based product discovery & development, utilizing cutting edge computational biology technologies.

 Ag-chemicalsIndustry  Life-science product discovery & development challenges  Low probability of success with high cost and long time-to-market   5  Pharmaceutical Industry  Discovery anddevelopment costsof a new cropprotection product  Time to developa new cropprotection product    1995  2000  2005-8  2010-15  Number of years between the firstsynthesis and first sale of product  8.3  9.1  9.8  11.3  CDER’S* annual noveldrug approvals:2010-2019  Worldwide totalpharmaceutical R&Dspend in 2010-2024  Source: Phillips McDougall, 2016  Source: Phillips McDougall, 2016  Source: U.S. Food and Drug Administration  Source: Evaluate Pharma May 2019  *Center for Drug Evaluation and Research

 The opportunity  Utilize comprehensive and integrated computational biology to substantially increase the probability of success, while reducing the time and cost of life-science product discovery & development.  6  HUMAN HEALTH  Agriculture  Other Industries

 When biology meetsdisruptive technologies;introducing–   platform  7  BIG DATA  BIOLOGY  AI  Incorporating deep scientific understandings together with big data and advanced artificial intelligence technologies (AI), to successfully discover & guide the development of novel life-science based products.  – Computational Predictive Biology  Developed over two decades at an investment of tens of millions of dollars and validated through collaborations with industrial leaders & internal results

 Tailor-made Engines for product discovery & development   The CPB platform enhances product discovery and development through dedicated Engines for products based on three core components:MicrobesSmall molecules Genetic elements   8      MICROBES  GENETIC ELEMENTS  SMALL MOLECULES

 Tailor-made Engines for product development   9   DiscoveryComputational selection of the most promising candidates to initiate the product development process.   DevelopmentComputational driven solution addressingoptimization development challenges for the selected candidates, without impairing their ability to address other product attributes, supporting the way to successful commercialization.  BIOLOGY  BIG DATA  AI  MICROBES  GENETIC ELEMENTS  SMALL MOLECULES

Business Model



1

Product development through collaborations

Joint development with leading companies for defined products utilizing Evogene's unique solution. Later-stage development and commercialization of the product will likely be done by the partner.

Potential revenue for Evogene

- Licensing and research payments
- Milestone payments
- Revenue sharing

Main Business Model Until 2014:

BAYER
- GMO seed traits for yield and abiotic stress for wheat

DUPONT
- GMO seed traits for yield and abiotic stress for corn
- GMO seed traits for ASR resistance for soybean

MONSANTO
- GMO seed traits for yield and abiotic stress for corn and soybean
- GMO (2013) and genome editing (2019) seed traits for fusarium resistance syngenta
- GMO seed traits for nematode resistance

evogene DECODING BIOLOGY 10

Business Model



2 Product development through subsidiaries

Establish independent entities focusing on a defined commercial field with an exclusive license to use Evogene's unique solutions for product development. The subsidiary may develop and commercialize products independently or through strategic collaborations.

Potential revenue for Evogene

- Licensing and research payments
- Consolidated revenues
- Dividends (subject to profits generated by subsidiary)

Main Business Model from 2015:

- agPlenus – Ag-chemicals
- BIOMICA – Microbiome based therapeutics
- CANONIC – Medical cannabis
- casterra – Ag-solutions for castor
- lavie bio – Ag-biologicals

evogene DECODING BIOLOGY 11

 Agenda  IntroductionFields of activityMain subsidiariesSummary  12  Annex I - Addressing the discovery and development challenges of life science-based productAnnex II - Financial Fundamentals

 OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS    13  Potential fields of activity

Current life-science based products under development



		HUMAN HEALTH	AGRICULTURE	OTHER INDUSTRIES
MicroBoost AI	MICROBES	Microbiome based Therapeutics	Ag-Biologicals	
ChemPass AI	SMALL MOLECULES	Drugs based on small molecules	Ag-Chemicals	
GeneRator AI	GENETIC ELEMENTS	Medical Cannabis	Seed Traits	Ag-solutions for castor oil production

CPB

evogene DECODING BIOLOGY 14

 Development & commercialization through subsidiaries and collaborations  15  OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS              Seed Traits [division]  *  * non-exclusive license

 OTHER INDUSTRIES  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS    16  Evogene Group – More to Come            We are now evaluating the initiation of discovery and development of new life-science based products in various new fields of activity.  Drug optimization*  Microbe for aquaculture*  High quality food by genome editing*  * under evaluation    New activity

Evogene Group

CPB

evogene
DECODING BIOLOGY

Human Health



BIOMICA

90%*

Microbiome based Therapeutics

- Immuno-oncology
- GI- gastrointestinal-related disorders
- MDRO – multi-drug resistant organisms

CANONIC

100%*

Medical Cannabis

- High yield & consumer traits
- Therapeutic traits – currently inflammation & pain

Agriculture



agPlenus

98%*

Ag Chemicals

- Herbicides
- Insecticides
- Fungicides

lavie bio

72%*

Ag Biologicals

- Bio-Stimulants
- Bio-Pesticides

Internal division of Evogene

Seed Traits

- Yield improvement and drought tolerance
- Plant disease
- Insect control

Other Industries

casterra

100%*

Castor Oil Production

- Castor seeds & growth protocol

*Evogene holdings

evogene DECODING BIOLOGY 17

 Agenda  IntroductionFields of activityMain subsidiariesSummary  18  Annex I - Addressing the discovery and development challenges of life science-based productAnnex II - Financial Fundamentals

BIOMICA | Human Microbiome

Mission:
Discovery and development of novel therapies for microbiome-related human disorders using computational biology.

MicroBoost AI ChemPass AI

Product Pipeline:

Immuno-oncology program:

- Combination therapy for cancer with checkpoint inhibitors
- Pre-clinical stage
- Addressable market size expected by 2026* – $243B

GI related disorders:

- Inflammatory Bowel Disorder (IBD) – pre-clinical stage
- Irritable Bowel Syndrome (IBS) – discovery stage
- Addressable market size expected by 2026: Inflammatory Bowel Disorder $22.4B, Irritable Bowel Syndrome** $3.3B

MDRO:

- Multi Drug Resistant Organisms (antimicrobial resistance)
- Clostridium Difficile Infection (CDI) – discovery stage
- Methicillin-resistant Staphylococcus aureus (MRSA)– discovery stage
- Addressable market size expected by 2026: CDI*** $1.7B, MRSA**** $3.9B

Expected main near-term value drivers:

2021

- **Inflammatory Bowel Disease (IBD)** - extend pre-clinical study
- **Immuno-oncology** - initiate proof of concept, first in man study

2022

- **IBD** - initiate first GMP production of drug candidates for IBD
- **Immuno-oncology** - readout from proof of concept, first in man study

*www.globenewswire.com/news-release/2019/07/17/1884118/0/en/Cancer-Immunotherapy-Market-To-Reach-USD-242-86-Billion-By-2026-Reports-And-Data.html
**www.grandviewresearch.com/industry-analysis/irritable-bowel-syndrome-ibs-treatment-market
***www.globaldata.com/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/
****www.prnewswire.com/news-releases/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-reach-over-us-39-billion-by-2025-upsurge-in-the-consumption-of-antibiotics-across-the-globe-to-fuel-market-growth-observes-transparency-market-research-676949593.html evogene DECODING BIOLOGY 19

     20  Example Results:   Improved antitumor activity in mice following the administration of BMC128, compared to treatment with immunotherapy alone  Immuno-Oncology program – BMC128 potentiate the effect of anti-PD-1 therapy (immunotherapy) in-vivo  | Human Microbiome

CANONIC | Medical Cannabis

Mission:
Commercialize precise & stable medical cannabis products for better therapeutic effects using computational biology.

GeneRator AI

Product Pipeline:

MetaYield Products:

- Stable enhancement of total plant compounds:
  - Increased compounds per plant
  - Increased compounds per area
- Total Cannabis market size expected by 2024 – $42.7B*

Precise Products:

- Stable enhancement of specific active compounds for pain and inflammation:
  - Medical indication focus
  - Compound profile focus
- Medical Cannabis market size expected by 2024 – $25.6B*

*Source: Arcview Market research/BDS Analytics 2020

Expected main near-term value drivers:

2021

- **MetaYield** - reach 1st commercial variety; sign distribution agreements in anticipation for commercialization in 2022
- **Precise** - identify specific lines that exhibit distinct effect in model systems for reducing pain or inflammation

2022

- **MetaYield** - commercial launch and initial sales of first product in Israel
- **Precise** - reach 1st commercial variety for reducing pain or inflammation as preparation for commercial launch in 2023 evogene DECODING BIOLOGY 21

     22  Example Results:   Medical Cannabis aiming at high THC, high yield, big inflorescence and dense trichomes  MetaYield products under development – increased compounds per area, addressing the T20/C4 (THC 16%-24% and CBD 0%-7%) market segment, which currently consists of 70% of the Israeli medical cannabis market  | Medical Cannabis

agPlenus | Ag-Chemicals

Mission:
Design of next-generation effective, sustainable and safer crop protection products by leveraging computational biology and chemistry.

ChemPass AI

Product Pipeline:

Herbicides:

- Novel MoA (Mode-of-Action) selective/non-selective herbicides
- Relevant target crops – Cereals, Rice, Corn, Soybean, Cotton, Canola, Sugar beet, Other TBD
- Addressable market size expected by 2022*: $34B
- Lead stage

Insecticides:

- Novel SoA (Site-of-Action)
- Addressable market size expected by 2022*: $17B
- Hit-to-Lead stage

*https://www.prnewswire.com/news-releases/global-3410-billion-herbicide-market-2022---research-and-markets-300458389.html

Expected main near-term value drivers:

2021

- **New MoA Herbicide** - reach a herbicide tolerance trait POC for a 'Lead' herbicide under development
- **New MoA Herbicide/SoA Insecticide -** sign a licensing agreement for a leading candidate

2022

- **New MoA Herbicide** - sign a strategic agreement for the development of an 'Optimized Lead' compound
- **New MoA Herbicide** - reach an 'Optimized Lead' phase in the herbicide program evogene DECODING BIOLOGY 23

     24  Example Results:   Field test of APH1 against a panel of grass and broadleaf weeds – untreated control vs APH1  Leading novel MoA herbicide candidate – displaying efficacy in eradicating multiple important weed species in field tests  | Ag-Chemicals  (weed)

lavie bio | Ag-Biologicals

Mission:
Improve food quality, sustainability and agricultural productivity through the introduction of microbiome based ag-biological products using computational biology.

MicroBoost AI

Product Pipeline:

Bio-stimulants **(live microbials for yield improvement):**

- Spring wheat – seed treatment/soil application – development stage 2
- Corn – seed treatment – pre-development stage
- Addressable market size*: corn – 120M acres, spring wheat – 25M acres

Bio-pesticides **(live microbials for pest protection):**

- Mildew, fruit rot for fruit and vegetables (initial focus on grapes) – foliar application – development stage 1
- Seedling disease for corn, soy – seed treatment for disease protection – pre-development stage
- Bio-insecticides – initial focus corn (seed treatment), soy (foliar) – pre-development stage
- Addressable market size*: mildew, fruit rot – $550M, seedling diseases – $500M, bio-insecticides – $1.5B.

*Company estimation

Expected main near-term value drivers:

2021

- **Bunch rot bio-fungicide** - complete LAV311/312 development towards regulation
- **Bio-stimulant** - conduct pre-commercial trials for LAV211 in spring wheat

2022

- **Bio-stimulant** - initial product sales of LAV211 for spring wheat
- **Bunch rot bio-fungicide** - file for regulatory approval for leading product candidate LAV311/LAV312 evogene DECODING BIOLOGY 25

   26  | Ag-Biologicals  Example of treatment with LAV312 against Botrytis Cinerea in vines – untreated control vs treated vines  Lavie Bio’s wheat field in the USA during harvest

Subsidiaries - expected main near-term value drivers

	2021		2022	
BIOMICA	**Inflammatory Bowel Disease (IBD)** - extend pre-clinical study	**Immuno-oncology** - initiate proof of concept, first in man study	**IBD** - initiate first GMP production of drug candidates for IBD	**Immuno-oncology** - readout from proof of concept, first in man study
CANONIC	**MetaYield** - reach 1st commercial variety; sign distribution agreements in anticipation for commercialization in 2022	**Precise** - identify specific lines that exhibit distinct effect in model systems for reducing pain or inflammation	**MetaYield** - commercial launch and initial sales of first product in Israel	**Precise** - reach 1st commercial variety for reducing pain or inflammation as preparation for commercial launch in 2023
agPlenus	**New MoA Herbicide** - reach a herbicide tolerance trait POC for a 'Lead' herbicide under development	**New MoA Herbicide/SoA Insecticide** - sign a licensing agreement for a leading candidate	**New MoA Herbicide** - sign a strategic agreement for the development of an 'Optimized Lead' compound	**New MoA Herbicide** - reach an 'Optimized Lead' phase in the herbicide program
lavie bio	**Bunch rot bio - fungicide** - complete LAV311/312 development towards regulation	**Bio-stimulant** - conduct pre-commercial trials for LAV211 in spring wheat	**Bio-stimulant** - initial product sales of LAV211 for spring wheat	**Bunch rot bio-fungicide** - file for regulatory approval for leading product candidate LAV311/LAV312

Pipeline | Regulation | Collaboration | Product Launch

evogene DECODING BIOLOGY 27

 Agenda  IntroductionFields of activityMain subsidiariesSummary  28  Annex I - Addressing the discovery and development challenges of life science-based productAnnex II - Financial Fundamentals

Summary

Our vision - Revolutionizing life-science based product discovery & development, utilizing cutting edge computational biology technologies.

CPB platform - a unique technology platform stemming from the incorporation of deep scientific understandings of biology together with big-data and artificial intelligence technologies

The CPB's three unique engines target to improve the development of products based on the following core components:

1. MicroBoost AI – for products based on microbes
2. ChemPass AI – for products based on small molecules
3. GeneRator AI – for products based on genetic elements

Dual based business model - utilizing Evogene's solutions for:

1. Product development & commercialization through collaborations
2. Product development & commercialization through subsidiaries

Four main market-oriented subsidiaries, each with a clear milestone roadmap:

1. Biomica – human-microbiome based therapeutics
2. Canonic – medical cannabis
3. AgPlenus – ag-chemicals
4. Lavie Bio – ag-biologicals

Significant catalysts expected in the next 12 months towards 2022 product commercialization & strategic collaborations evogene DECODING BIOLOGY 29

 THANK You!

 Annex I:Addressing the discovery and development challenges of life science-based product  31

               32    Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch  Candidate Selection    ProductDefinition              Discovery  Development  The challenge in creatinglife-science based products

               33    Candidate Selection    ProductDefinition          Common practiceDiscovery – selection of product candidates mainly addressing efficacy   The challenge in creatinglife-science based products  Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

The **challenge** in creating life-science based products

Common practice

Discovery – selection of product candidates mainly addressing efficacy

Development – inefficient optimization & difficulty in addressing a single challenge without impairing others

⬇

- X Low probability of success
- X Long time to market
- X High development costs



Product Definition
Candidate Selection
Efficacy ✓
Safety ✓
Selectivity X
Shelf-life X
Other X
Product Launch X

evogene DECODING BIOLOGY 34

Evogene's AI-based solution: Discovery

A multi-attribute computational selection of product candidates, addressing relevant challenges using dedicated training data sets and AI.



evogene
Efficacy
Stability
Shelf-life
Safety
Other

Product Definition → **Candidate Selection**

Efficacy ✓ | Safety ✓ | Selectivity ✓ | Shelf-life ✓ | Other ✓

Product Launch

evogene

DECODING BIOLOGY 35

Evogene’s AI-based solution:Development  36    Candidate Selection  ProductDefinition          A multi-attribute computational analysis, addressing a specific development challenge of the selected candidate, without impairing its ability to address other product attributes.                Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

 37  Evogene’s AI engines provide tailor-made solutions   Development Computational driven solution for guiding and assessing the optimization process of the selected core component, without impairing other key product attributes.   DiscoveryComputational prediction of candidates, to serve as the product’s core-component, addressing multiple key product attributes.

 Annex II:Financial Fundamentals  38

 Key Financials:Balance Sheet  Key Points:Consolidated cash position: ~$48.2 million as of 31.12.2020, ~$13 million appropriated to Lavie BioNo bank debtEstimated net cash usage for 2021, excluding Lavie Bio: $20-$22 millionListed on TASE (2007) and NASDAQ (2013)  1  Thousands of US $  31.12.2020  31.12.2019  Current Assets  51,823  49,027  Long-Term Assets  20,092  22,337  Total Assets  71,915  71,364  Current Liabilities  9,676  5,746  Long-Term Liabilities  5,357  5,401  Equity attributable to equity holders of the Company  46,045   50,144  Non-controlling interest   10,837  10,073  Total Liabilities & Shareholders Equity  71,915  71,364    1